July 14, 2022

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington D.C. 20549

Attention: Patrick Fullem

Re:	American Axle & Manufacturing Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Response Dated June 3, 2022
File No. 001-14303

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated July 1, 2022 with respect to American Axle & Manufacturing Holdings, Inc.’s (“AAM”) response dated June 3, 2022 to the Staff’s letter dated May 23, 2022 with respect to AAM’s annual report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) filed with the Commission on February 11, 2022.

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. AAM’s response to the comment immediately follows the comment.

Form 10-K for the fiscal year ended December 31, 2021

Risk Factors, Page 11

1.	We note your response to comment 2. Tell us how you considered other transition risks related to climate change, including those noted in our prior comment, and explain how you evaluated the materiality of their effects on your business, financial condition, and results of operations.

In response to the Staff’s comment, AAM respectfully advises the Staff that AAM has established certain disclosure controls and procedures to proactively monitor and respond to the risks to AAM’s business and industry. Among other risks, AAM evaluates transition risks including policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities and technology changes. AAM has established procedures to monitor potential policy and regulatory changes related to climate change across the countries and regions in which we operate and we evaluate the potential impact of such changes on our business including whether any such policy or regulation could have significant operational or cost implications, whether from transition risks related to climate change or otherwise. On a periodic basis, AAM senior management, representing key functional areas and business units, conducts an evaluation of the strategic, operational, financial and compliance risks that have the potential to adversely impact our business, financial condition, and results of operations. The risks identified as part of this process assist in identifying if additional or expanded disclosures are needed in our filings with the Commission.

When assessing if non-financial information, including identified risks to our business, is material and therefore required to be included in our filings with the Commission, we assess the requirements under Regulation S-K, Rule 12b-20 and other authoritative guidance issued by the Commission, including the 2010 Commission Guidance Regarding Disclosure Related to Climate Change, as well as whether our disclosures could be misleading without the identified information, or if investors would have considered the information significant for making their investment decisions.

Using the approach described above, AAM identified several transition risks related to climate change that were disclosed in our 2021 Form 10-K, which were ultimately included in a new risk factor titled “Our business could be adversely impacted by global climate change or an inability to meet the expectations of our stakeholders related to environmental objectives” in “Item 1A. Risk Factors.” This new risk factor addresses the four categories of climate change transition risks identified by the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures.

Additionally, AAM respectfully directs the Staff to the sections of our 2021 Form 10-K that address the types of transition risks related to vehicle electrification and climate change noted in the Staff’s prior comment:

For disclosure on “policy and regulatory changes that could impose operational and compliance burdens” – please see:

“Industry Trends” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)” of the 2021 Form 10-K:

•	“Increased Investment in Vehicle Electrification and Demand for Emissions Reductions”
•	“Increased Focus on Environmental, Social, and Governance (“ESG”) Initiatives and Reporting”

For disclosure on either “market trends that may alter business opportunities” or “technology changes” please see:

“Item 1A. Risk Factors” of the 2021 Form 10-K:

•	“Our business could be adversely affected by volatility in the price or availability of raw materials, utilities, natural resources and transportation.”
•	“Our company may not realize all of the revenue from our new and incremental business backlog.”
•	“Our company’s ability to operate effectively could be impaired if we cannot attract and retain qualified personnel in key positions and functions.”
•	“Our business faces substantial competition.”
•	“If we are unable to respond timely to changes in technology and market innovation, we risk not being able to develop our intellectual property into commercially viable products.”
•	“Our business is dependent on certain global automotive market segments.”

AAM will continue to evaluate transition risks associated with climate change and will update our disclosures in future filings with the Commission to include additional transition risks, if necessary.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 22

2.	We note your response to comment 7 and reissue in part. Please provide quantitative information for each of the periods covered by your Form 10-K to substantiate your conclusion that weather related damages to your property or operations were determined not to be material.

In response to the Staff’s comment, we respectfully advise the Staff that we have not experienced any weather related damages to our property or operations in excess of our insurance carrier deductible of $2.5 million, or that would have been greater than 1% of any applicable financial statement line item for each of the periods presented in our 2021 Form 10-K.

We will continue to monitor the impact of weather related events to evaluate whether disclosure may be required in future filings with the Commission.

If you have any questions concerning the matters referred to in this letter please contact our outside counsel, Richard Alsop of Shearman & Sterling LLP, at 212 848-7333.

Sincerely,

/s/ Christopher J. May

Christopher J. May

Vice President & Chief Financial Officer

American Axle & Manufacturing Holdings, Inc.

CC:

Richard Alsop, Shearman & Sterling LLP

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